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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SOMNUS MEDICAL TECHNOLOGIES, INC.
(Name of subject company (issuer))

GYRUS ACQUISITION, INC. (Offeror)
 GYRUS GROUP PLC (Affiliate of Offeror)
 (Names of filing persons (offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
Including the Associated Preferred Stock Purchase Rights
 (Title of Class of Securities)

835397-10-0
 (CUSIP Number of Class of Securities)

Tom Murphy
Chief Financial Officer
Gyrus Acquisition, Inc.
c/o Gyrus Group PLC
Fortran Road, St. Mellons
Cardiff CF3 OLT
United Kingdom
44 1189 219 750
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John T. Kramer, Esq.
Dorsey & Whitney LLP
220 South Sixth Street
Minneapolis, Minnesota 55402
Telephone: (612) 340-2600

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$59,694,211	$11,939

*
For purposes of calculating the filing fee only, this calculation assumes the purchase of        shares of common stock of Somnus Medical Technologies, Inc., including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $3.11 per Share. The Shares include 17,355,986 shares of common stock outstanding as of May 3, 2001, 1,770,794 options and 67,500 warrants.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
~
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

  /x/ third-party tender offer subject to Rule 14d-1.

  / / issuer tender offer subject to Rule 13e-4.

  / / going-private transaction subject to Rule 13e-3.

  / / amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

   This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Gyrus Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Somnus Medical Technologies, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 6, 1998, and amended as of May 3, 2001, between the Company and ComputerShare Trust Company, Inc. (formerly known as American Securities Transfer, Incorporated), as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at a purchase price of $3.11 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

   The information contained in this Statement concerning the Company, including, without limitation, information concerning the approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

   The information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) hereto, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 3. Identity and Background of Filing Person.

   (c) (3) and (4) During the last five years, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 8. Interest in Securities of the Subject Company.

   (b) On April 25, 2001, an aggregate of 2,500,000 shares of the Company's Common Stock were issued pursuant to a private placement to certain investors at a price per share of $1.34. In connection with this issuance, warrants (the "Warrants") to purchase an aggregate of 625,000 shares of the Company's Common Stock, at a price per share of $1.68 if exercised during the period from 91 days to 180 days following April 25, 2001, and at a price per share of $2.01 for the period from 181 days until their expiration, were issued to the same investors. The announcement of a merger within 90 days of the issuance of the Warrants involving per share proceeds to the Company of at least $2.68 will result in the Warrants being unexerciseable, provided such merger is consummated within 180 days from the date of the announcement. David Musket, a member of the Company's Board of Directors, acted as placement agent for the transaction and received compensation of $201,000, equal to 6% of the proceeds raised in the transaction.

Item 11. Additional information.

   (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number		Description
(a)(1)(A)	—	Offer to Purchase dated May 7, 2001.
(a)(1)(B)	—	Letter of Transmittal.
(a)(1)(C)	—	Notice of Guaranteed Delivery.
(a)(1)(D)	—	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	—	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	—	Press Release issued by Parent on May 4, 2001.
(a)(1)(H)	—	Summary Advertisement published May 7, 2001.
(d)(1)	—	Agreement and Plan of Merger, dated as of May 4, 2001, among Parent, the Purchaser and the Company.
(d)(2)	—	Company Stockholder Agreement, dated May 3, 2001, between Parent and each of certain stockholders of the Company.

SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GYRUS ACQUISITION, INC.

	By:	/s/ BRIAN STEER Brian Steer Chairman

GYRUS GROUP PLC

	By:	/s/ BRIAN STEER Brian Steer Executive Chairman
DATED: May 7, 2001

INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase dated May 7, 2001.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent on May 4, 2001.
(a)(1)(H)	Summary Advertisement published May 7, 2001.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of May 4, 2001, among Parent, the Purchaser and the Company.
(d)(2)	Company Stockholder Agreement, dated May 3, 2001, between Parent and each of certain stockholders of the Company.
(g)	Not applicable.
(h)	Not applicable.

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  Item 3. Identity and Background of Filing Person.
  Item 8. Interest in Securities of the Subject Company.
  Item 11. Additional information.
  Item 12. Exhibits.
SIGNATURES
INDEX TO EXHIBITS